UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED FORM 1-SA/A
SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2016

BREWDOG USA INC.

Commission File Number: 024-10532

Delaware
(State or other jurisdiction of
incorporation or organization)

47-3649817
(I.R.S. Employer Identification No.)

65 E State St, Suite 1800
Columbus, Oh 43215
(Address of principal executive offices)

614-400-3077
Issuer's telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

AMENDED SEMI-ANNUAL REPORT FOR PERIOD ENDED JUNE 30, 2016

BREWDOG USA INC.

65 E State St, Suite 1800
Columbus, Oh 43215

www.BrewDog.com

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategyfor our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Item 1.	Management's Discussion and Analysis of Financial Condition and Results of Operations

An investment in our common stock involves substantial risks. You should carefully consider the risk factors in our Offering Circular in addition to the other information contained in our Offering Circular before purchasing shares. The occurrence of the stated risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed in our Offering Circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements. The discussion containing forward-looking statements reflect our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in the Offering Circular.

A.Operating Results

Overview

BrewDog USA Inc. ("BrewDog" or the "Company" "Us" or "We") was formed on April 22,2015, as a Delaware Corporation, for the general purpose of brewing and distributing craft beer in the United States. BrewDog is, prior to the shares being sold in this Offering, wholly owned by BrewDog plc, a United Kingdom company. BrewDog is building a brewery in Columbus, Ohio to manufacture its craft beer for national distribution across the U.S., as well as wholesale and retail sales and also to operate local retail bar/restaurant establishments, which may have small brewing facilities on site that will operate under the name "BrewDog" and will sell BrewDog beer, along with food items.

As of June 30, 2016, BrewDog USA Inc. was wholly owned by BrewDog plc, as shares in the Company had not been sold pursuant to this Regulation A offering, which was not qualified until August 1, 2016.

Results of Operations

The period of April 22, 2015 (date of inception) to June 30, 2016

Revenue. Total revenue for the period of April 22, 2015 (date of inception) to June 30, 2016 was $0.00 as the Company is in the start-up phase.

Operating Expenses. Operating expenses for the period of April 22, 2015 (date of inception) to June 30, 2016 were $671,029. Operating expenses for the period were comprised of organization costs as well as attorney fees, accounting fees, other administrative expenses associated with setting up our operations, payroll, web site development, real estate taxes and insurance.

Net Loss. Net loss for the period of April 22, 2015 (date of inception) to June 30, 2016 was ($673,836). This net loss was the result of attorney fees, accounting fees, other administrative expenses associated with setting up our operations, payroll, web site development, real estate taxes and insurance. Currently operating costs exceed revenue because we do not have sales. We cannot assure when or if revenue will exceed operating costs.

B.Liquidity and Capital Resources

We had net cash of $26,493 at June 30, 2016.

During the period of April 22, 2015 (date of inception) to June 30,2016, we used $632,592 of cash for operating activities. A portion of the funds was used to pay general and administrative costs, accounting fees, professional fees, payroll, web site development, real estate taxes and insurance.

Cash used by financing activities relating to capital expenditures during the period of April 22, 2015 (inception) to June 30, 2016 was $9,338,405. Cash provided by investing activities during the period of April 22, 2015 (inception) to June 30, 2016 was $9,997,490 related to advances from BrewDog plc. Since inception, our capital needs have primarily been met by BrewDog plc.

C.Plan of Operations

Our plan of operation for the 12 months following the commencement of this Offering is as follows:

We have completed the majority of exterior construction of the brewery building in Columbus, Ohio as of Fall 2016. We plan to complete the brewery including all interior construction remaining and the installation of brewing equipment and other equipment, office furniture and other equipment necessary to have an operational brewery in early 2017. We plan to begin brewing our craft beers and have a team in place to distribute our products in more than 20 states in the 12 months following the commencement of this Offering. We plan to open our first BrewDog Bar in the United States in early 2017 at the Columbus brewery. Depending on the amount raised in this Offering, we plan to open other BrewDog Bars in the United States in the 12 months following the commencement of this Offering. We plan to hire staff to run our business and to help us follow through on our business plans in the 12 months following the commencement of this Offering.

In our opinion, the proceeds from this Offering will not satisfy our cash requirements and we anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations. We also anticipate that we will have additional capital requirements throughout 2017. During that time frame, we do not expect to be able to satisfy our cash requirements through sales and the proceeds from this Offering alone, and therefore we anticipate we will attempt to raise additional capital through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other debt. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

D.Trend Information

Because we are still building our brewery in Columbus and have not started to produce our products for sale yet, we are unable to identify any recent trends in production, sales and inventory, the state of the order book, costs or selling prices since the latest financial year. For the same reason, for the current financial year, we are unable to identify any known trends, uncertainties, demands, commitments or events based on our business that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering not necessarily to be indicative of future operating results or financial condition.

E.Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Income taxes are one such critical accounting policy. Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized. Should they occur, our policy is to classify interest and penalties related to tax positions as income tax expense. Since our inception, no such interest or penalties have been incurred.

G.Revenue Recognition

The Company had no revenue through June 30, 2016. The Company had no returns through June 30, 2016.

H.Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2.	Other Information

This Amended form is being filed because of a typographical error on one line item of the financial statements. In the Consolidated Balance Sheet (Page 1 of the Financial Statements section below) the previously filed Form 1-SA inadvertently listed Accounts Payable to BrewDog plc as $247,490.00 as of June 30, 2016. The correct number is $8,247,490 and has been corrected by this Amended form. No other portion of the previously filed Balance Sheet was incorrect, and neither the total current liabilities nor any other line item or total were affected by the typographical error.

Item 3.	Financial Statements

INDEX TO FINANCIAL STATEMENTS OF BREWDOG USA INC.
Interim Consolidated Balance Sheet as of June 30, 2016 (unaudited) and December 31, 2015 (audited)	1
Interim Consolidated Income Statements for the Six Months Ended June 30, 2016 (unaudited) and for the Six Months Ended June 30, 2015 (unaudited)	2
Statements of Cash Flows for the Six Months Ended June 30, 2016 (unaudited) and for the Six Months Ended June 30, 2015 (unaudited)	3
Statement of Shareholder Equity as of June 30, 2016 (unaudited)	4
Notes to Financial Statements	5

BrewDog USA Inc.
Balance Sheets
As of June 30,2016 (unaudited) and December 31,2015 (audited)

BREWDOG USA INC.
CONSOLIDATED BALANCE SHEET

	June 30, 2016 $	December 31, 2015 $
Assets
Prepaid Expenses and other current assets	101,119	64,622
Total Current Assets	101,119	64,622
Property and equipment.net	10,112,156	3,447,632
Total non-current assets	10,112,156	3,447,632
Total Assets	10,216,357	3,512,254
Liabilities and stockholder's equity
Accruals and other current liabilities	892,702	1,968,919
Accounts payable - BrewDog plc	8,247,490	46,094
Total current liabilities	9,140,192	2,015,013
Common stock; par value of $0.0w; 10,000,000 shares authorized and 6,315,789 shares issues and outstanding	63,158	63,158
Additional paid-in capital	1,686,843	1,686,843
Accumulated deficit	(673,836)	(252,760)
Total stockholder's equity	1,076,165	1,497,241
Total liabilities and stockholder's equity	10,216,357	3,512,254

See Accompanying notes.

BrewDog USA Inc.
Income Statements
Six Months Ended June 30, 2016 (unaudited) and for the Six Months Ended June 30, 2015 (unaudited)

BREWDOG USA INC.
CONSOLIDATED SATEMENT OF COMPREHENSIVE LOSS
For the period from April 22,2015 (inception) to June 30,2015 and for the 6 months to June 30,2016

	June 30, 2016 $	June 30, 2015 $
Costs and other expenses
Administrative expenses	418,536	-
Depreciation	2,540	-
Loss before income tax expense	(421, 076)	-
Income tax expense	-	-
Net comprehensive loss	(421, 076)	-
Basic loss per share	(0.07%)	-
Basic common shares outstanding	6,315,789	6,315,789

See Accompanying notes.

BrewDog USA Inc.
Statements of Cash Flows
Six Months Ended June 30, 2016 (unaudited) and
for the Six Months Ended June 30, 2015 (unaudited)

BREWDOG USA INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the period of April 22,2015 (inception) to June 30,2015 and for the 6 months to June 30,2016

Cash flows from operating activities	June 30, 2016 $	December 31, 2015 $
Net loss	(421,076)	-
Adjustment to reconcile net loss to net cash used by operating activities: Depreciation expense	2,540	266
Changes in operating assets and liabilities: Prepaid expenses and other current assets	(13,086)	(11,908)
Accruals and other current liabilities	19,551	-
Net cash used in operating activities	(421,071)	(11,908)
Cash flows from investing activities
Capital expenditures	(7,762,831)	-
Sale of land	-	-
Net cash used in investing activities	(7,762,831)	-
Cash flows from financing activities
Advances from BrewDog plc	8,201,395	11,908
Net cash provided by financing activities	8,201,395	11,908
Net increase in cash and cash equivalents	26,493	-
Cash and cash equivalents at April 22, 2015 (inception)	-	-
Cash and cash equivalents at June 30, 2015	26,493	-
Supplemental schedule on non-cash financing activities
BrewDog plc accounts payable converted to equity	-	100
Construction in progress note yet paid, but accrued	776,557	-

See accompanying notes.

BrewDog USA Inc.
Statement of Shareholder Equity as of June 30, 2016 (unaudited)

BREWDOG USA INC.
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2016	6,315,789	$ 63,158	$ 1,686,843	$ (252,760)	$ 1,497,241
Net loss	-	-	-	(421, 076)	(421, 076)
Balance, June 30, 2016	6,315,789	$ 63,158	$ 1,686,843	$ (673,836)	$1,076, 165

See accompanying notes.

The accompanying notes are an integral part of these financial statements.

BREWDOG USA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Organization and Description of Business

BrewDog USA Inc. ("Brew Dog" or in the first person notations of "we," "us," and "our") was formed on April 22, 2015, as a wholly owned subsidiary of BrewDog plc, a company incorporated in the United Kingdom. BrewDog and its wholly owned subsidiaries, BrewDog Columbus LLC and BrewDog Brewing Company LLC, are in the startup phase of building and operating a brewery in Columbus, Ohio.

BrewDog's mission is to make other people as passionate about great craft beer as we are. BrewDog has three main prospective focuses:

  To make the best beers we possibly can;
  To be the best company to work for that we can be; and
  To provide mind-blowingly epic service to all our amazing customers.

BrewDog is currently constructing its North American headquarters, brewery and pub. Since inception, BrewDog has purchased land and started construction. BrewDog also is in the process of raising additional capital to support the completion of the building with the intent to start operations in Spring 2017. BrewDog's activities are subject to significant risks and uncertainties, including failing to secure additional funding.

Note 2: Significant Accounting Policies

Presentation - The accompanying consolidated financial statements include the accounts of Brew Dog and its wholly owned subsidiaries. BrewDog prepares its consolidated financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany balances and transactions have been eliminated. As of June 30, 2016, BrewDog plc uses a centralized approach to treasury services to perform cash management for the operations of its affiliates including BrewDog. As a result, BrewDog plc funds BrewDog's operating and investing activities, as needed, and any cash generated by BrewDog is transferred to BrewDog plc. BrewDog plc will provide financial support as required to BrewDog for a period of not less than 12 months from July 1, 2016.

Accounting estimates - The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Although management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, actual results could significantly differ from those estimates.

Fair value measurement -We are required to determine the fair value of financial assets and liabilities based on the price that would be received to sell the asset or paid to transfer the liability to a market participant. Fair value is a market-based measurement, not an entity specific measurement. The fair value of certain assets and liabilities approximates carrying value because of the short-term nature of the accounts, including other current assets and accounts payable.

Stock split - On February 29, 2016, our Board of Directors approved a stock split of 63,157.89 to one outstanding common share. At the same time, the authorized number of common shares was increased to 10,000,000. All per share and share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been adjusted to reflect the stock split.

Operating expenses -Administrative expenses are expensed as incurred, and include all directly attributable costs from BrewDog plc.

Deferred issue costs - Costs attributable to offering of securities pursuant to Regulation A of the Securities Act of 1933 are deferred pending offset against the gross proceeds of the offering. As of June 30, 2016, these amounted to $74,626.

Foreign currency - The majority of our expenditures were denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollar at the rates of exchange prevailing at the balance sheet date. Transactions in foreign currencies are recorded at the prevailing rate at the date of the transaction with foreign currency transaction gains and losses recorded in the consolidated statement of comprehensive loss.

Income taxes - Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized. Should they occur, our policy is to classify interest and penalties related to tax positions as income tax expense. Since our inception, no such interest or penalties have been incurred.

Incentives and other deductions - In the course of selecting Columbus, Ohio, as the North American headquarters, BrewDog has received proposals it intends to exercise on certain economic incentives from various governmental entities. The incentives include employee income tax withholding reductions, training grants and development grants for fixed asset investments totaling approximately $1,000,000 that require BrewDog to meet certain investment, job and payroll amounts to receive the incentives. These incentives will be available to Brew Dog beginning in 2016 with many of them available through 2026. Additionally, BrewDog received a 15-year property tax abatement for the North American headquarters. These various incentives will be recognized when there is reasonable assurance that the incentives will be received and that BrewDog will be able to comply with the conditions attached to the incentives. At the time the incentive will be recognized either in the consolidated statement of comprehensive loss for incentives related to income or the consolidated balance sheet for incentives related to assets in a systematic and rational basis over the periods in which the incentive applies and/or as expenses/costs for which the incentives are intended to compensate are incurred.

As part of the construction of the headquarters, BrewDog received a proposal for various infrastructure improvements, totaling approximately $400,000, to be collected over a five-year period interest free. The obligation and amount in property and equipment is expected be recorded in the consolidated balance sheet in accordance with Accounting Standards Codification Topic 970-470-25, Liability for Tax Increment Financing Entity Debt, once construction of the infrastructure assets is complete and ownership is received. Interest will be imputed on this obligation at that time of the recording of the obligation.

Cash and cash equivalents - Brew Dog considers all highly liquid investments with original maturities of less than three months or less at the time of purchase to be cash and cash equivalents.

Pre-paid expenses and other current assets - Prepaid expenses relate primarily to deferred equity issue costs in the amount of $74,626. An allowance for doubtful accounts is established on a case-by-case basis, considering changes in the financial position of the customer. Account balances are charged off against the allowance after recovery efforts have ceased. At June 30, 2016, there was no allowance for doubtful accounts recorded in the consolidated balance sheet.

Property and equipment - Property and equipment are stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets (generally three years for computer equipment).

Depreciation expense was $2,540 in 2016.

Subsequent events - BrewDog has evaluated all subsequent events through September 29, 2016, the date the accompanying consolidated financial statements were available to be issued. No matters noted except the accounts payable - BrewDog plc amount at September 29, 2016 is approximately $12,000,000.

Note 3 - New Accounting Pronouncements

Revenue from Contract with Customers - In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers," a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under GAAP. This update requires companies to recognize revenue at amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services at the time of transfer. In doing so, companies will need to use more judgment and make more estimates than under today's guidance. Such estimates may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. Companies can either apply a full retrospective adoption or a modified retrospective adoption.

BrewDog is required to adopt the new requirements in the first quarter of 2018. BrewDog is currently evaluating the method of adoption and its impact of the new requirements on the consolidated financial statements. BrewDog currently does not believe the impact will be significant.

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes". ASU 2015-17 requires the BrewDog to classify deferred tax assets and liabilities as noncurrent amounts in the consolidated balance sheets. Such amounts were previously required to be classified as current and non-current assets and liabilities. BrewDog is required to adopt the provisions of ASU 2015-17 for the year ended December 31, 2017; however, BrewDog elected to adopt the provisions for the year ended December 31, 2015.

Note 4 - Property and Equipment

Property and equipment consist of the following at June 30, 2016:

Land	$ 1,118,148
Buildings and brewing equipment under construction	8,953,819
Motor Vehicles	40,636
Computer equipment	2,358
Property and equipment	10,114,962
Accumulated depreciation	(2,806)
Property and equipment, net	$ 10,112,156

Note 5 - Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following at June 30, 2016:

Payables associated with assets under construction	$ 776,557
Real estate taxes payable	77,565
Other	38,580
Total accruals and other current liabilities	$ 892,702

Note 6 -Income Taxes

The tax effects of temporary differences and tax loss carry forwards that give rise to significant portions of deferred tax assets and liabilities at June 30, 2016, are comprised of the following:

Deferred tax asset: Capitalized start-up costs	$ 78,118
Total deferred tax assets	78,118
Valuation allowance	(78,118)
Deferred tax assets, net of allowance	$ -

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. In case the deferred tax assets will not be realized in future periods, the Company has provided a valuation allowance for the full amount of the deferred tax assets at June 30, 2016.

The expected tax expense (benefit) based on the U.S. federal statutory rate is reconciled with actual tax expense (benefit) for the period from January 1, 2016 to June 30, 2016 as follows:

Federal statutory income tax rate	34.0%
Change in valuation allowance	(34.0)%
Income tax expense (benefit)	-%

There is no income tax expense (benefit) for the period from January 1, 2016 to June 30, 2016.

Note 7 - Commitments and Contingencies

In connection with the construction of property and equipment, BrewDog has approximately $15.1 million of remaining capital commitment to be incurred primarily in 2016 and early 2017 associated with the construction of the building and brewery equipment as of June 30, 2016.

Note 8 - Operating Segments

BrewDog operates in a single operating segment.

Note 9 - Related Party Transactions

Our operations are funded by BrewDog plc as an interest free intercompany balance repayable on demand. Total funding provided during 2015 amounted to $1,796,095 and of which $1,750,000 was converted to additional-paid in capital. Total funding from January 1, 2016 to June 30, 2016 amounted to $8,201,395.

The payable to the parent included in the consolidated balance sheet is the result of various transactions between BrewDog and BrewDog plc. There are no terms of settlement or interest charges associated with the account balance. The balance is primarily the result of the establishment of BrewDog operations in the United States and BrewDog being part of BrewDog's participation in BrewDog plc's cash management program, wherein all of BrewDog's cash receipts are remitted to BrewDog plc and all cash disbursements are funded by BrewDog plc. Other transactions include miscellaneous administrative expenses incurred by BrewDog plc on behalf of BrewDog.

BrewDog plc provided certain services to BrewDog including, but not limited to, Executive services, accounting and legal services, and other selling, general and administrative expenses. The allocation method utilized by management of BrewDog plc during the period from April 22, 2015 (inception) to December 31, 2015, was an allocation of approximately 10% of expenses incurred. The allocation method utilized by management of BrewDog plc during the period from January 1, 2016 to June 30, 2016, was an allocation of approximately 15% of expenses incurred. Management of BrewDog believes this method is a reasonable allocation. The amount included in the consolidated statement of comprehensive loss by BrewDog for the period from April 22, 2015 (inception) to December 31, 2015, was $23,000. The amount included in the consolidated statement of comprehensive loss by BrewDog for the period from January 1, 2016 (inception) to June 30, 2016, was $60,000.

INDEX TO EXHIBITS

Charters (including amendments)*	Item 17.2
Bylaws*	Item 17.2
Material Contracts*	Item 17.6

* Previously filed with Offering Circular.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA/A to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio on January 27, 2017.

BREWDOG USA, INC.

By: ______ /s/ Neil Simpson

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title
By: ______ /s/ James Watt	Chief Executive Officer BrewDog USA Inc. January 27, 2017
By: ______ /s/ Neil Simpson	Chief Financial Officer BrewDog USA Inc. January 27, 2017